240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington, DC 20549

NAME OF REGISTRANT: DUKE ENERGY CORPORATION
NAME OF PERSON RELYING ON EXEMPTION: AS YOU SOW
ADDRESS OF PERSON RELYING ON EXEMPTION: 311 CALIFORNIA STREET, SUITE 510, SAN FRANCISCO, CA 94104

Proposal #5 Set Goals to Reduce Coal Risk

As You Sow, a shareholder advocacy organization, has filed this proposal on behalf of Lisa Renstrom, the Proponent. The Proponent is concerned that Duke, which relied on coal for nearly 60% of the electricity it generated in 2011,1 will remain heavily dependent on coal-fired generation but the Company has not disclosed to investors a plan for how it will mitigate the financial and regulatory risks from its reliance on coal.

The proposal requests that:
Duke Board of Directors report to shareholders by November 2012, at reasonable cost and omitting proprietary information, on plans to reduce our Company’s exposure to coal-related costs and risks, including progress toward achieving specific goals to minimize commodity risks, emissions other than greenhouse gases, costs of environmental compliance, and construction risks.

The Proponent’s Rebuttal and Reasons for a YES Vote:

1.	The Company does not disclose to investors a comprehensive long term plan with specific goals to reduce its exposure to coal-related costs and risks.

In its opposition statement, Duke states that this report is duplicative and an unnecessary waste of Company resources because it has disclosed the information requested. Although Duke discloses information about the risks facing its coal fleet, the Proponent believes that the Company’s existing disclosure does not provide investors with a plan for reducing Duke’s exposure to specific coal-related risks, as requested by the proposal.

Coal has been losing market share as the fuel for electric power generation and coal assets have been losing value.2 Given the erosion in the competitiveness of coal-fired generation, investors need to see a plan for how the Company will address the risks to their coal fleet that were identified in the As You Sow proposal, specifically: commodity risk from the unprecedented decline in natural gas prices and increasing coal price volatility; increasing environmental compliance costs and continuing uncertainty about future mandates; construction costs for new coal plants and carbon capture and sequestration.

2.	Duke does not sufficiently disclose a plan to navigate increasing coal prices and volatility and the unprecedented decline in natural gas prices.

Duke has acknowledged that reliance on coal exposes the Company to many of the risks identified in As You Sow’s shareholder proposal.3 However, the Company is, in fact, increasing its coal investments by acquiring Progress Energy4 and building new coal facilities in Edwardsport, IN, and Cliffside, NC.5 The combined Duke-Progress fleet, with approximately 57,000 MW of capacity, will depend on coal units for 42% of its generating capacity, 11% of which lacks SOx control.6 Fitch Ratings ranked Duke fifth among U.S. utilities with coal units lacking SOx controls that are at risk of retirement.7

Both Duke8 and Progress9 source their coal from Central Appalachia (CAPP) and the Illinois Basin (ILB). Between December 2009 and October 2011, the price of CAPP coal has increased 48% and ILB coal has increased 20%.10 The cost of delivered coal per net KW-hour generated for Duke’s coal plants has increased 10% since 2009, while the cost of delivered gas has decreased 23.6%.11

Industry analysts project that going forward coal “price swings will be more erratic and of greater magnitude.”12 This is due to several factors: depletion of economically recoverable CAPP reserves; increased demand (domestic and international) for low-sulfur PRB coal; and increasing exports. Domestic coal is no longer captive of domestic demand and U.S. utilities will be paying prices that increasingly reflect global demand for coal. This suggests that coal supply, quality, and price problems will only increase and the growing competitiveness of alternative generating resources will make coal an increasingly less economical choice for electricity generation.

Duke Energy’s merchant arm, Commercial Power, markets and sells power through the PJM and MISO competitive wholesale markets. Duke acknowledges that recent commodity pricing trends have led to more gas-fired generation being dispatched to meet customer demands13 and the continuation of these trends could result in additional costs for managing the Company’s coal inventory and increased purchased power.14 To mitigate commodity price fluctuations, Duke states that the Company “enters into derivative instruments that hedge some, but not all, known exposures” leaving Duke susceptible to some price volatility.15

In the Proponent’s opinion, Duke has not disclosed a long-term plan for navigating likely coal price increases and volatility when natural gas prices are at historic lows and are projected to remain competitive with coal through 2025. According to the U.S Energy Information Administration (EIA), "natural gas combined-cycle units operate at higher efficiency than do older, coal-fired units, which increases the competitiveness of natural gas relative to coal."16 Deutsche Bank calculates that it is more economical to burn natural gas than coal to generate electricity when natural gas costs $4-6/mmBtu.17 The Henry Hub price for natural gas is projected to be $6 in 2025.18

3.	Duke has not presented a strategic or tactical plan to address pending and anticipated environmental regulation of coal plants.

In its Statement in Opposition, Duke points to information it has provided to the Carbon Disclosure Project about its carbon emissions and the fact that the IGCC unit at the troubled Edwardsport facility “will reduce emissions by as much as 45% per megawatt hour.” However, the Proponent believes that Duke has not disclosed how it will control emissions across its entire coal fleet, particularly at plants that lack scrubbers or other necessary control equipment.

While the Proponent commends Duke Energy’s climate-related disclosures and corporate sustainability goals for carbon emissions and carbon intensity, climate change is not the only material environmental risk to our Company’s coal fleet. Pending regulation of other air pollutants (acid gases, NOx, SOx, ozone), and of water and waste impacts of coal plants as well as the prospect of more stringent enforcement of existing regulations make it highly likely that additional capital expenditures will be needed in the coming years to meet environmental standards for operating coal plants. In the absence of a national energy policy, utilities face incremental mandates and continued uncertainty over the scope and timing of environmental rules. The Proponent believes that this further elevates the risks for companies that must decide now whether or not to invest in aging coal fleets.

Given the 2014 deadline for compliance with the new mercury emissions standards, utilities are faced with immediate decisions regarding retirement or reinvestment in their coal-fired generating assets. None of the Duke-Progress coal units have mercury controls installed.19 Duke has announced the retirement of 3,300 MW of coal at eight plants. Progress will be retiring four coal plants. After these retirements, 11 units at nine Duke plants will lack SOx controls (scrubbers) and 10 units at nine plants will lack modern NOx controls (SCR, SNCR).

Fitch Ratings ranked Duke fifth among the top 10 U.S. utilities with at-risk coal units lacking SOx controls, with 25% of its total coal capacity at risk of retirement.20 Bernstein Research estimated that an EPA mandate to install SO2 scrubbers for MACT for mercury and acid gases would result in the reduction of 5%, (or 7,250 GWh) in net generation for Duke’s regulated fleet and a 3% reduction (or 3,405 GWh) in net generation for Duke’s merchant fleet.21

The Electric Power Research Institute estimates that installation of one SO2 scrubber on a 500 MW plant in the Midwest would cost about $420/kW, or $210 million.22 The cost per kW would be higher for a scrubber installed on a unit with lower capacity, such as Duke’s Allen Steam Plant, Buck, Marshall, Crystal River, and H B Robinson units. In addition, Bernstein Research estimates it will cost Duke $6,834 million to install cooling towers on its regulated fleet, which is 17% of its rate base,23 and $425 million to install cooling towers on its merchant fleet, or 2% of the Company’s market capitalization.24

4.	The Company’s investments in technology, renewable energy, and energy efficiency do not represent a long-term coherent strategy to reduce risks related to coal.

In its opposition statement, Duke notes it is actively investing in new technologies, expanding use of energy efficiency, and providing customers with low carbon options, such as renewables. It is the Proponent’s opinion that these investments do not effectively mitigate the risks of the Company’s substantial reliance on coal for electricity generation.

In fact, Duke’s largest investments are in new coal-fired power plants: an 800 MW unit (Unit 6) at Cliffside, NC, and a 618 MW IGCC plant in Edwardsport, IN.25 The Company faces significant construction risk on these projects, which have far exceeded initial cost projections. Construction costs at Cliffside Unit 6 have risen to $2.4 billion from the $1.8 billion originally estimated. The Edwardsport IGCC plant’s cost has skyrocketed from $1.985 billion to $3.3 billion.26 Duke Energy Indiana recorded a pre−tax impairment charge of approximately $222 million related to costs expected to be incurred above its proposed cost cap for the Edwardsport IGCC project.27

Cost overruns for the new coal plants raise the prospect of disallowance of these costs by regulators. Edwardsport’s costs over $2.76 billion are subject to “prudence review” in the next base rate increase.28 Indiana’s Governor has stated that Duke, not ratepayers, should be responsible for $920 million of Edwardsport’s cost overruns.29 Cost recovery for Edwardsport could also be jeopardized by the ethics scandal regarding Duke’s improper communications with regulators about the Edwardsport project. A former state utility regulator has been indicted, and Duke Energy executives are currently under investigation for possible fraud, concealment, and gross mismanagement related to the Edwardsport plant.30

Bernstein Research points out that Duke Energy’s regulated subsidiaries face additional risk because they are in jurisdictions where rates are set based on the utility’s cost of service in a historic test year:
Such backward looking rate setting mechanisms are disadvantageous when rate base is expanding rapidly, as rates set on the basis of historic test years fail to compensate adequately for rapidly rising depreciation and interest expense. This problem is compounded when regulated utilities are prevented from filing rate cases on an annual basis. Duke suffers from both disadvantages: in the Carolinas, Duke’s 2010 rates are based on a 2008 test year, but the Company may not file a new rate case until 2011, with any change in rates taking effect no sooner than 2012.31

Duke has $4.5 to $5 billion slated for capital expenses related to pollution controls over the next 10 years.32 Duke Carolina’s economist testified in rate proceedings that its capital expenditure program is "significant" and "could materially dilute the Company's current earnings and cash flows."33 The Company acknowledges that regulatory actions are subject to considerable uncertainty.34 Progress estimates capital expenditures of $50 million, $95 million, and $200 million in environmental compliance for 2012, 2013, and 2014, respectively.35

Duke is evaluating the cost and feasibility of Carbon Capture and Storage (CCS) at Edwardsport. The EPA, in promulgating its rules on Best Available Control Technology for greenhouse gas emissions, recognized that “at present CCS is an expensive technology, largely because of costs associated with CO2 capture and compression, and these costs will generally make the price of electricity from power plants with CCS uncompetitive compared to electricity from plants with other GHG controls.”36 The FutureGen 2.0 project to demonstrate CCS technology at Ameren’s Meredosia plant was set back when Ameren withdrew from the project, citing fiscal concerns.37 The estimated cost to retrofit one unit at the Meredosia plant is $1.65 billion.38

While the Company’s unregulated, merchant coal plants enjoy capacity payments from the PJM, capacity prices for periods beginning June 2011 and continuing through May 2014 will be significantly lower than current and historical capacity prices, resulting in negative impacts through 2014 for Duke’s merchant operating revenues and earnings before taxes.39

Although Duke has invested in wind and solar generation, these renewable energy sources represent less than 5% of the Company’s net generation, whereas coal represented 58.8%.40 The Company’s investments in new coal plants indicate that the Company will remain reliant on coal into the foreseeable future, exposing it to the risks highlighted in the shareholder proposal. In the Proponent’s opinion, the Company’s investments in technology, renewables, and efficiency while laudable, do not represent a coherent plan to mitigate coal-related risks.

Conclusion
While Duke acknowledges that commodity, environmental compliance, and construction risks are having or will have an impact on the financial performance of its coal fleet, the Company has not disclosed a coherent strategy to investors on how the Company plans to mitigate these risks.

At a time when coal’s share of the U.S. electric power market is shrinking and coal assets are losing value, investors must exercise enhanced diligence regarding investments in coal-dependent utilities. Enhanced diligence requires greater transparency from companies about their plans to mitigate the risks of reliance on coal. Investors need for Duke to disclose its plans to mitigate its coal risks, not simply disclose that they exist. Duke’s mitigation plan should provide specific goals to reduce those risks so that investors will be able to benchmark our Company’s progress in reducing these material risks to shareholder value.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote FOR question number 5 following the instruction provided on the management’s proxy mailing.

For questions regarding Duke Proposal #5 Set Goals to Reduce Coal Risk please contact:

Corinne Bendersky, As You Sow, 415-695-0712, cbendersky@asyousow.org

1 Duke Energy, 2011 10-K, 12.
2 J. Blas, “US rush to gas depresses coal prices,” Financial Times, March 12, 2012.
3 Duke Energy. 2011 10-K, 10; Duke Energy. 2011 10-K, 22; Duke Energy. 2011 10-K, 21; Duke Energy. 2011 10-K, 70.
4 “Duke Energy and Progress Energy to Merge: Creating the leading U.S. Utility,” duke-energy.com, accessed April 15, 2012, http://www.duke-energy.com/progress-energy-merger/assets/pdfs/Duke-Progress-Merger-Fact-Sheet.pdf.
5 Duke Energy, 2011 10-K, 36.
6 “Duke Energy and Progress Energy to Merge: Creating the leading U.S. Utility,” Duke Energy, accessed March 14, 2012, http://www.duke-energy.com/progress-energy-merger/assets/pdfs/Duke-Progress-Merger-Fact-Sheet.pdf.
7 B. Mahendale, D. Pidhemy, and P. W. Smyth, “Time to Retire II? The Update to Coal Plant Retirements,” Fitch Ratings, November 17, 2011.
8 Duke Energy. 2011 10-K, 12.
9 Progress Energy, 2011 10-K, accessed March 14, 2012, 21.
10 “Coal News and Markets,” U.S. Energy Information Administration, accessed October 18, 2011, http://www.eia.gov/coal/news_markets/.
11 Calculated from Duke Energy, 2011 10-K, 12.
12 Doyle Trading Consultants, LLC., and Hill and Associates, The Coal Trading Handbook, 2007 Edition, March 2007, 21‐1.
13 Duke Energy. 2011 10-K, 10.

14 Duke Energy. 2011 10-K, 22.
15 Duke Energy, 2011 10-K, 37.
16 D. Lowrey, “Coal's share of US electricity generation falls below 40% at end of 2011,” Financial Times, March 12, 2012.
17 Deutsche Bank Climate Change Advisors, “Natural Gas and Renewables: A Secure Low Carbon Future Energy Plan for the United States, Executive Summary,” November 2010, 4.
18“Annual Energy Outlook 2011,” US Energy Information Administration, April 2011, 78, http://www.eia.gov/forecasts/aeo/pdf/0383(2011).pdf. Futures for natural gas are traded on the New York Mercantile Exchange (NYMEX). Prices for gas delivered to the Henry Hub (a point on the natural gas pipeline) are used as benchmarks for the natural gas market.
19 “National Electric Energy Data System (NEEDS) v.4.10.”
20 B. Mahendale, D. Pidhemy, and P. W. Smyth, “Time to Retire II? The Update to Coal Plant Retirements,” Fitch Ratings, November 17, 2011.
21 H. Wynne, F. D. Broquin, and S. Singh, “U.S. Utilities: A Visit to Washington Finds Utility Lobbyists & Environmentalists Agreeing on the Grim Outlook for Coal,” Bernstein Research, March 9, 2010, 9.
22 H. Wynne, F. D. Broquin, and S. Singh, “U.S. Utilities: A Visit to Washington Finds Utility Lobbyists & Environmentalists Agreeing on the Grim Outlook for
Coal,” Bernstein Research, March 9, 2010, 2.
23 H. Wynne, F. Broquin, S. Singh, “Black Days Ahead for Coal: EPA Air Emissions Regulation & the Outlook for Coal Fired Generation” Bernstein Research, 45.
24 H. Wynne, F. Broquin, S. Singh, “Black Days Ahead for Coal: EPA Air Emissions Regulation & the Outlook for Coal Fired Generation” Bernstein Research, 46.
25 J. Gilbert and M. Niven, “Upcoming, recent coal-fired power until retirements,” SNL Energy, February 22, 2011.
26 J. Russell, “Indiana regulators to consider unsealing additional Duke documents in probe of Edwardsport power plant,” indystar.com, March 5, 2012, http://www.indystar.com/article/20120305/BUSINESS/203050321/Indiana-regulators-consider-unsealing-additional-Duke-documents-probe-Edwardsport-power-plant.
27 Duke Energy. 2011 10-K, 35.
28 Duke Energy. 2011 10-K,” 10-11. J. Russell, “Contractor says Duke took risks at plant,” Indy Star, January 29, 2011, http://www.indystar.com/article/20110129/NEWS14/101290350/Contractor-says-Duke-took-risks-Edwardsport-power-plant?odyssey=tab|topnews|text|IndyStar.com. J. Russel, “Duke grilled by IURC on request to keep documents about Edwardsport plant sealed,” Indystar.com, March 7, 2012, http://www.indystar.com/article/20120307/BUSINESS/203070309/Duke-grilled-by-IURC-request-keep-documents-about-Edwardsport-plant-sealed.
29 “Daniels: Duke Energy Should Underwrite Edwardsport Plant Governor Wants Plant Built, But Only If Duke Foots The Bill,” The Indy Channel, July 15, 2011, http://www.theindychannel.com/news/28565307/detail.html.
30 J. Russell, “Former IURC Chairman INDICTED on ethics raps involving Duke Edwardsport,” Indianapolis Star December 12, 2011, http://nlpc.org/stories/2011/12/15/indiana-official-indicted-after-improper-duke-energy-interactions. P. Chesser, “Indiana Official Indicted After Improper Duke Energy Interactions,” National Legal and Policy Center, December 15, 2011, http://nlpc.org/stories/2011/12/15/indiana-official-indicted-after-improper-duke-energy-interactions.

31 Bernstein Research, January 4, 2011, 12.
32 Duke Energy. “Fourth Quarter and Year-End 2011 Earnings Review and Business Update,” February 16, 2012, http://www.duke-energy.com/pdfs/Slides_4Q11.pdf.
33 Direct Testimony of Robert Hevert on behalf of Duke Energy Carolinas before the North Carolina Utilities Commission, p. 63, Docket NO. E-7, SUB 989, filed July 1, 2011.
34 Duke Energy. 2011 10-K, 70.
35 Progress Energy. 2011 10-K, 83.
36 U.S. EPA of Air and Radiation, “PSD and Title V Permitting Guidance for Greenhouse Gases,” March 2011, 42, http://www.epa.gov/nsr/ghgdocs/ghgpermittingguidance.pdf.
37 M. L. Wald, “Coal Project Hits Snag as a Partner Backs Off,” The New York Times, November 10, 2011, http://www.nytimes.com/2011/11/11/business/energy-environment/coal-project-hits-snag-as-a-partner-backs-off.html?_r=1&emc=eta1.
38 FutureGen Alliance Negotiating Option to Purchase Part of Meredosia Energy Center for Advanced Coal Power Project, FutureGen 2.0, November 28, 2011, http://www.futuregenalliance.org/.
39 Duke Energy. 2011 10-K, accessed March 14, 2012, 43, http://www.duke-energy.com/pdfs/10k_2011.pdf.
40 Duke Energy, “2011-2012 Sustainability Report,” 23.